November 2, 2017

Angel Oak Strategic Credit Fund 3060 Peachtree Road, NW
Suite 500
Atlanta, GA 30305

Re:	Subscription for the Purchase of Shares of Beneficial Interest of the Angel Oak Strategic Credit Fund

Ladies and Gentlemen:

The undersigned hereby subscribes to purchase 4,000 shares of beneficial interest of the Angel Oak Strategic Credit Fund (the "Fund") in the aggregate amount of $100,000 as the initial capital of the Fund.

The undersigned acknowledges that such shares of the Fund are being purchased in accordance with Section 14 of the Investment Company Act of 1940, as amended, to establish the requisite net worth for the Fund for purposes of Section 14 and that such purchase is being made for investment purposes only and not for distribution purposes.

Very truly yours,

ANGEL OAK CAPITAL ADVISORS, LLC

/s/Brian Smith

Brian Smith
Chief Operating Officer

One Buckhead Plaza	3060 Peachtree Road NW, Suite 500	Atlanta, GA 30309	404.953.4900	angeloakcapital.com